UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of Box Ships Inc. (the "Company"), dated March 4, 2015, announcing the Company's results for the fourth quarter and the year ended December 31, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: March 16, 2015	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

EXHIBIT 99.1

Box Ships Inc.

BOX SHIPS INC. REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2014

ATHENS, Greece, March 4, 2015 – Box Ships Inc. (NYSE: TEU) (the "Company"), a global shipping company specializing in the seaborne transportation of containers, announced today its results for the fourth quarter and year ended December 31, 2014.

	Three Months Ended December 31,		Year Ended December 31,
Financial Highlights (Expressed in thousands of U.S. Dollars, except per share data)	2013	2014	2013	2014
Time charter revenues	$17,249	$12,030	$71,305	$51,179
Amortization of above/below market time charters	1,312	1,149	5,347	4,746
Time charter revenues, adjusted[1]	$18,561	$13,179	$76,652	$55,925

Net Income / (Loss)	$3,016	$(2,182)	$15,308	$2,623
Adjusted Net Income / (Loss)[2]	$5,160	$(330)	$23,778	$3,022

EBITDA[2]	$8,808	$3,233	$38,739	$24,821
Adjusted EBITDA[2]	$10,952	$5,085	$47,209	$25,220

Earnings / (loss) per common share (EPS), basic	$0.10	$(0.09)	$0.47	$0.02
Earnings / (loss) per common share (EPS), diluted	$0.10	$(0.09)	$0.46	$0.02
Adjusted Earnings / (Loss) per common share, basic[2]	$0.19	$(0.03)	$0.91	$0.03
Adjusted Earnings / (Loss) per common share, diluted[2]	$0.19	$(0.03)	$0.84	$0.03

1 Time charter revenues, adjusted, is not a recognized measurement under generally accepted accounting principles in the United States of America ("U.S. GAAP" or "GAAP"). We believe that the presentation of Time charter revenues, adjusted is useful to investors because it presents the charter revenues recognized in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to vessels acquired. Please refer to the definition and reconciliation of this measurement to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP at the back of this release.

2 EBITDA, Adjusted EBITDA, Adjusted Net Income / (Loss) and Adjusted Earnings / (Loss) per common share ("Adjusted EPS") are not recognized measurements under GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP at the back of this release.

Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of Box Ships Inc., commented:

"During the fourth quarter of 2014, we successfully completed the exercise of amending our loan agreements, significantly improving our liquidity profile over the next two years, even in weak market conditions. During the second half of 2014, we have entered into agreements with several of our lenders that result in a reduction of our debt amortization over the next two years by $16.5 million and also removed several restrictive covenants and reduced our minimum liquidity requirements so as to give us additional flexibility in today's challenging market. During the second quarter of 2015, the charters of our two OOCL vessels expire and their loan matures. Currently, we are exploring every possible scenario and, depending on the prevailing market conditions later this year, we may extend the charters and re-finance the loan accordingly.

2014 was the first year with a balanced market since 2008 and the second highest year in terms of tonnage being scrapped. There is an upward trend in time charter rates across all segments, the idle fleet remains at very low levels and there are no newbuilding slots before 2017. We believe, there are, therefore, several economic factors pointing towards a further rebound in the market that should help increase asset values and improve charter rates further. This is exemplified in the recent fixture we concluded with the MSC Emma for one year at $13,500 per day. The Company has set the groundwork to benefit from these improved market conditions and approaches 2015 with cautious optimism."

Results of Operations

Three months ended December 31, 2014 compared to three months ended December 31, 2013

During the fourth quarter of 2014, we operated an average of 9 vessels. Our Net Loss and Adjusted Net Loss during the fourth quarter of 2014 were $2.2 million and $0.3 million, respectively, resulting in basic and diluted loss per share of $0.09 and basic and diluted adjusted loss per share of $0.03. EBITDA and Adjusted EBITDA for the fourth quarter of 2014 were $3.2 million and $5.1 million, respectively.

During the fourth quarter of 2013, we operated an average of 9 vessels. Our Net Income and Adjusted Net Income during the fourth quarter of 2013 were $3.0 million and $5.2 million, respectively, resulting in basic and diluted earnings per share of $0.10 and basic and diluted adjusted earnings per share of $0.19. EBITDA and Adjusted EBITDA for the fourth quarter of 2013 were $8.8 million and $11.0 million, respectively.

Net revenues

Net revenues represent charter hire earned, net of commissions. During the fourth quarter of 2014 and 2013, our vessels operated a total of 818 and 797 days, respectively, out of a total of 828 calendar days in both periods. Currently, all vessels in our fleet are employed under fixed rate time charters, having an average weighted remaining charter duration of 7 months (weighted by aggregate contracted charter hire). The Company reported net revenues for the fourth quarter of 2014 of $11.7 million, a decrease of 31% compared to $16.9 million in the fourth quarter of 2013. This decrease is mainly due to the re-chartering of Box Queen, CMA CGM Kingfish, CMA CGM Marlin and MSC Emma in 2014 at lower rates compared to 2013. More specifically, the Box Queen earned an average daily rate of $6,560 during the fourth quarter of 2014, compared to $28,000 per day that the vessel was earning during the fourth quarter of 2013 until its redelivery, end of November 2013; the CMA CGM Kingfish and CMA CGM Marlin each earned a daily rate of $9,500 during the fourth quarter of 2014, compared to $23,000 per day that each of these vessels was earning during the fourth quarter of 2013 and MSC Emma earned a daily rate of $9,450 during the fourth quarter of 2014, compared to $28,500 per day that the vessel was earning during the fourth quarter of 2013. Our net revenues are also net of the amortization of above/below market time charters, which decreased our revenues and net income for the fourth quarter of 2014 and 2013 by $1.1 million and $1.3 million, respectively, or $0.04 and $0.05 per common share, respectively. Our average time charter equivalent rate, or TCE rate, for the fourth quarter of 2014 was $13,732 per vessel per day, which was 33% below our average TCE rate of $20,591 per vessel per day during the fourth quarter of 2013, mainly due to the reasons outlined above. Our adjusted TCE rate was $15,136 per vessel per day in the fourth quarter of 2014, 32% lower than our adjusted TCE of $22,237 for the fourth quarter of 2013. TCE rate is not a recognized measurement under GAAP. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses

Voyage expenses for each of the fourth quarters of 2014 and 2013 amounted to $0.5 million. Voyage expenses for the fourth quarter of 2014 related mainly to sundry voyage expenses of $0.2 million and war risk insurance costs of $0.2 million, whereas voyage expenses for the fourth quarter of 2013 included approximately $0.1 million, relating to war risk insurance costs and $0.2 million, relating to bunkers consumed by the Box Queen during the period the vessel was unemployed.

Vessels operating expenses

Vessels operating expenses including the amortization of other intangible assets for the fourth quarters of 2014 and 2013 amounted to $4.6 million and $4.7 million, respectively, or $4.3 million and $4.4 million, respectively, on an adjusted basis to exclude the amortization of other intangible assets. On average, our vessels' operating expenses for the fourth quarter of 2014 were relatively unchanged year over year at $5,521 per vessel per day, or $5,199 per vessel per day on an adjusted basis, compared to $5,622 per vessel per day, in the fourth quarter of 2013, or $5,300 per vessel per day on an adjusted basis. The amortization of other intangible assets for each of the fourth quarters of 2014 and 2013 amounted to $0.3 million.

Management fees charged by a related party

Management fees charged by Allseas Marine S.A. (our "Manager" or "Allseas") for each of the fourth quarters of 2014 and 2013 were $0.7 million, or $812 (€646.99) per vessel per day, and $871 (€643.77) per vessel per day, respectively. Management fees charged by a related party represent fees for management and technical services in accordance with our management agreements and are adjusted annually in accordance with the official Eurozone inflation rate. This fee is charged on a daily basis per vessel and is affected by the number of vessels in our fleet, the number of calendar days during the period, the official Eurozone inflation rate and the U.S. Dollar/Euro exchange rate at the beginning of each month.

Depreciation

Depreciation for our fleet for each of the fourth quarters of 2014 and 2013 was $3.8 million.

General and administrative expenses

General and administrative ("G&A") expenses for the fourth quarters of 2014 and 2013 were relatively unchanged year over year at $2.6 million and $2.7 million, or $3,123 and $3,303 per vessel per day, respectively.

Other operating (income) / expense

Other operating expenses for the fourth quarter of 2014 relate to claimable expenses for the OOCL Hong Kong, while other operating income for the fourth quarter of 2013 relates to the settlement of a hull and machinery claim for the Box Voyager, incurred in 2012.

Interest and finance costs

Interest and finance costs amounted to $1.6 million and $2.0 million for the fourth quarter of 2014 and 2013, respectively. This decrease in interest and finance costs is due to the decrease in our average borrowings outstanding period over period.

Fair value change of warrants

During the fourth quarter of 2014, we recognized a gain of $0.2 million, resulting from the valuation of the warrants issued in April 2014 and classified as a liability.

UNAUDITED CONSOLIDATED CONDENSED CASH FLOW INFORMATION
(Expressed in thousands of U.S. Dollars)
	Year Ended December 31,
	2013	2014
Net cash from Operating Activities	$38,197	$19,822
Net cash from Investing Activities	-	2,000
Net cash used in Financing Activities	(30,827)	(29,768)
Net increase / (decrease) in cash and cash equivalents	$7,370	$(7,946)

Net cash from Operating Activities

Net cash from Operating Activities for the year ended December 31, 2014 was $19.8 million. Our vessels generated positive cash flows from revenues, net of commissions, of $54.4 million, while we paid $34.6 million for expenses, of which $5.8 million relates to the payment of interest on our bank loans.

Net cash from Operating Activities for the year ended December 31, 2013 was $38.2 million. Our vessels generated positive cash flows from revenues, net of commissions, of $75.2 million, while we paid $37.0 million for expenses, of which $7.0 million related to the payment of interest on our bank loans and on our related party loan with Paragon Shipping Inc. ("Paragon Shipping").

Net cash from Investing Activities

Net cash from Investing Activities for the year ended December 31, 2014 was $2.0 million, representing a decrease in restricted cash resulting from the amendment in minimum liquidity required to be maintained under our loan agreements.

For the year ended December 31, 2013, there was no cash from investing activities.

Net cash used in Financing Activities

Net cash used in Financing Activities for the year ended December 31, 2014, was $29.8 million. On April 15, 2014, we completed the public offering and concurrent private placement of 5,500,000 Units, each consisting of one common share and one warrant to purchase 0.40 common shares (the "Units") at a public offering price of $2.05 per Unit, resulting in net proceeds of $10.6 million in the aggregate, net of underwriting discounts, commissions and other offering costs of $0.7 million in the aggregate. During the year ended December 31, 2014, we repaid $38.2 million of our debt, paid financing costs of $0.1 million and made cash payments to our preferred shareholders of $2.1 million.

Net cash used in Financing Activities for the year ended December 31, 2013, was $30.8 million. On March 18, 2013, we completed the public offering and issuance of 4,000,000 of our common shares, resulting in net proceeds of $19.9 million, net of underwriting discounts, commissions and other offering costs of $1.1 million in the aggregate. In July, October and November 2013, we completed the public offering and issuance of 916,333 shares of our 9.00% Series C Cumulative Redeemable Perpetual Preferred Shares (the "Series C Preferred Shares"), resulting in net proceeds of $20.5 million, net of underwriting discounts, commissions and other offering costs of $1.5 million in the aggregate. $19.7 million out of the net proceeds from the Series C Preferred Shares offering and our cash reserves were used to redeem and retire all of our outstanding Series B-1 Preferred Shares. During the year ended December 31, 2013, we repaid $36.7 million of our debt, including our related party loan with Paragon Shipping, paid financing costs of $0.2 million, made cash payments to our preferred shareholders of $1.7 million and paid dividends to common shareholders of $12.9 million.

Recent Developments:

Effective January 2, 2015, we and Allseas mutually agreed to terminate a portion of the commercial management services that were provided by Allseas under the terms of the original management agreements. The respective commercial management services were taken over on substantially similar terms by Seacommercial Shipping Services S.A., or Seacommercial, a related party entity controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, which will provide sale & purchase and charter brokerage services for our fleet. Allseas will still be responsible for the overall commercial management of our vessels, which includes, among other things, operations and freight collection services, obtaining insurance and finance and accounting functions.

Liquidity:

As of December 31, 2014, our cash and restricted cash (current and non-current) amounted to $14.6 million in aggregate, of which $8.0 million is considered restricted for minimum liquidity purposes under our loan agreements. As of December 31, 2014, we had total outstanding indebtedness of $134.95 million, of which $21.45 million is scheduled to be repaid in the forthcoming 12-month period. $3.2 million has been repaid as of the date of this release. Furthermore, as of December 31, 2014, we were in compliance with the covenants contained in our loan agreements, as amended to give effect to waivers we were granted. As of December 31, 2014, had the waivers not been granted, we would not have been in compliance with certain of our financial covenants and security cover ratios contained in the loan agreements. The waivers are due to expire during 2015, commencing on June 29, 2015, and in accordance with U.S. GAAP, unless the waivers are extended for a period of more than one year after the balance sheet date or the loans are refinanced prior to the issuance of the consolidated financial statements, our total debt will be required to be presented as current even though we were in compliance as of December 31, 2014.

During the second quarter of 2015, the charters of our OOCL vessels expire. Specifically, the earliest redelivery date for the OOCL Hong Kong is May 2015, while the expected redelivery of the OOCL China is June 2015, and depending on the prevailing market conditions around that date we may extend the charters or find new employments. In addition, in July 2015, the loan in relation to the OOCL vessels matures and we will be required to pay a balloon amount of $10.0 million together with the last installment. Depending on the employment of the vessels, we intend to negotiate the extension of the loan for as long as the charters are in place, or to re-finance the loan.

In addition, we have no borrowing capacity under our existing loan facilities and no capital commitments. We anticipate that our current financial resources, together with cash generated from operations, will be sufficient to fund the operations of our current fleet, including our working capital requirements, for the next 12 months, assuming that the debt will not be accelerated by our lenders.

Preferred Stock Payments:

On January 2, 2015, we made a cash payment of $0.5 million with respect to our Series C Preferred Shares, for the period from October 1, 2014 through December 31, 2014. As of December 31, 2014, 916,333 Series C Preferred Shares were outstanding.

Cash payments on our Series C Preferred Shares accrue cumulatively at a rate of 9.00% per annum per $25.00 stated liquidation preference per Series C Preferred Share and are payable, when, as and if declared by the Board of Directors, on January 1, April 1, July 1 and October 1 of each year. Our ability to make cash payments will be subject, among other things, to the restrictions in our loan agreements, the provisions of Marshall Islands law and other factors to be considered by our Board of Directors.

Chartering Update and Strategy:

In January 2015, the Box Queen entered into a time charter with Evergreen Marine (UK) Ltd. ("Evergreen"), for a period of 10 to 20 days, at a gross daily charter rate of $15,000, and in February 2015 entered into a time charter with Maersk Line A/S for a re-positioning trip to Asia.

In February 2015, the MSC Emma entered into a time charter with CMA CGM for a period of 12 months, at a gross daily charter rate of $13,500.

Pursuant to our chartering strategy, we focus on containerships with carrying capacities ranging from 1,700 TEU to 7,000 TEU employed on short- to medium-term time charters of one to five years with staggered maturities, which provide us with the benefit of stable cash flows from a diversified portfolio of charterers, while preserving the flexibility to capitalize on potentially rising rates when the current time charters expire. We may also, under certain circumstances, opportunistically employ our vessels on shorter-term charters or our vessels may operate on the spot market. Based on the earliest redelivery dates, the Company has secured under such contracts 43% of its fleet capacity for the remainder of 2015. For future updates on the employment of our vessels, please visit the employment section of our website at www.box-ships.com/fleet-employment.php. The information contained on the Company's website does not constitute part of this press release.

Fleet List:

The following table provides additional information about our fleet as of March 4, 2015:

Vessel	Year Built	TEU	Charterer	Daily Gross Charter Rate (1)	Charter Expiration (2)	Notes
Box Voyager	2010	3,426	CNC	$8,500	March 2015	3
Box Trader	2010	3,426	Hapag Lloyd	$8,500	May 2015	4
CMA CGM Kingfish	2007	5,095	CMA CGM	$9,500	August 2015	5, 9
CMA CGM Marlin	2007	5,095	CMA CGM	$9,500	August 2015	5, 9
Box Queen (ex Maersk Diadema)	2006	4,546	Maersk		March 2015	3, 6
Maule	2010	6,589	CSAV Valparaiso	$38,000	April 2016	7
MSC Emma	2004	5,060	CMA CGM	$13,500	February 2016	8, 9
OOCL Hong Kong	1995	5,344	OOCL	$26,800	May 2015	9
OOCL China	1996	5,344	OOCL	$26,800	June 2015	9
Total		43,925

Notes:

1)    Daily gross charter rates do not reflect commissions payable by us to third party chartering brokers and Seacommercial, totaling 4.75% for Box Voyager, CMA CGM Kingfish, CMA CGM Marlin and MSC Emma, 1.25% for OOCL Hong Kong, OOCL China and Box Queen, and 2.50% for each of the other vessels in our fleet, including, in each case, 1.25% to Seacommercial.

2) Based on the earliest redelivery date.
3) The vessel is expected to be redelivered from its charterer on or about March 25, 2015.
4) The employment was extended until earliest May 2015 or latest August 2015 and commenced on October 1, 2014.
5) The employment was extended for a period of twelve months and commenced on September 1, 2014.
6) The vessel is currently employed under time charter contract on a re-positioning trip to Asia.
7)    The charterer has the option to increase or decrease the term of the charter by 30 days. The charterer also has the option to purchase the vessel upon expiration of the charter, provided that the option is exercised at least six months prior to the expiration of the term of the charter, for a purchase price of $57.0 million, less a 0.5% purchase commission payable to parties unaffiliated to us.
8)    The employment is for a period of twelve months, commencing in March 2015.

9) The charterer has the option to increase or decrease the term of the charter by 30 days.

Conference Call and Webcast details:

The Company's management will host a conference call to discuss its fourth quarter and year ended December 31, 2014 results on March 5, 2015 at 8:00 am ET.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1-888-348-2672 (USA) or +1-412-902-4232 (international).

 A replay of the conference call will be available for seven days and can be accessed by dialing +1-877-870-5176 (domestic) and +1-858-384-5517 (international) and using passcode 10061727.

There will also be a simultaneous live webcast over the Internet, through the Company's website (www.box-ships.com). Participants in the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.

About Box Ships Inc.:

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 10.1 years. The Company's common shares and Series C Preferred Shares trade on the New York Stock Exchange under the symbols "TEU" and "TEUPRC", respectively.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for container shipping capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Box Ships Inc. Robert Perri, CFA Chief Financial Officer Tel. +30 (210) 8914600 E-mail: ir@box-ships.com
Investor Relations / Media Allen & Caron Inc. Michael Mason (Investors) Tel. +1 (212) 691-8087 E-mail: michaelm@allencaron.com Len Hall (Media) Tel. +1 (949) 474-4300 E-mail: len@allencaron.com

- Tables Follow -

SUMMARY FLEET INFORMATION	Three Months Ended December 31,		Year Ended December 31,
	2013	2014	2013	2014
FLEET DATA
Average number of vessels (1)	9.00	9.00	9.00	9.00
Calendar days for fleet (2)	828	828	3,285	3,285
Less:
Scheduled off-hire	-	-	19	42
Unscheduled off-hire	31	10	44	26
Operating days for fleet (3)	797	818	3,222	3,217
Fleet utilization (4)	96.3%	98.8%	98.1%	97.9%
AVERAGE DAILY RESULTS (Expressed in United States Dollars)
Time charter equivalent (5)	$20,591	$13,732	$20,890	$15,002
Vessel operating expenses (6)	$5,622	$5,521	$5,478	$5,562
Management fees charged by a related party (7)	$871	$812	$847	$861
General and administrative expenses (8)	$3,303	$3,123	$2,215	$2,202
Total vessel operating expenses (9)	$9,796	$9,456	$8,540	$8,625

(1)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(2)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period.
(3)	Operating days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days for scheduled dry-dockings or special or intermediate surveys and unscheduled off-hire days associated with repairs and other operational matters. Any idle days relating to the days a vessel remains unemployed are included in unscheduled off-hire days.
(4)	Fleet utilization is the percentage of time that our vessels were able to generate revenues and is determined by dividing operating days by fleet calendar days for the relevant period.
(5)	Time charter equivalent ("TCE"), is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is determined by dividing time charter revenues, net of commissions and voyage expenses by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage and bunkers consumed during the periods that vessels are in between employment. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
(6)	Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, other than extra war risk insurance, maintenance, repairs and amortization of intangibles, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(7)	Daily management fees are calculated by dividing management fees charged by a related party by fleet calendar days for the relevant time period.
(8)	Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.
(9)	Total vessel operating expenses ("TVOE") are a measurement of our total expenses, excluding dry-docking expenses, associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

Time Charter Equivalent Reconciliation (Expressed in thousands of U.S. Dollars, except days and daily results)	Three Months Ended December 31,		Year Ended December 31,
	2013	2014	2013	2014
Time Charter Revenues	$17,249	$12,030	$71,305	$51,179
Commissions	(358)	(335)	(1,469)	(1,314)
Voyage Expenses	(480)	(463)	(2,528)	(1,605)
Total Revenue, net of voyage expenses	$16,411	$11,232	$67,308	$48,260
Plus: Amortization of above/below market time charters	1,312	1,149	5,347	4,746
Total Revenue, net of voyage expenses, adjusted	$17,723	$12,381	$72,655	$53,006
Total operating days	797	818	3,222	3,217
Time Charter Equivalent	$20,591	$13,732	$20,890	$15,002
Time Charter Equivalent, adjusted (10)	$22,237	$15,136	$22,550	$16,477

(10)	Time charter equivalent, adjusted ("TCE adjusted"), is a non-GAAP measure and is determined by dividing time charter revenues, net of commissions, voyage expenses and amortization of above/below market time charters attached to the vessels acquired, by operating days for the relevant time period. Voyage expenses primarily consist of extra war risk insurance, port, canal, fuel costs and other crew costs reimbursable by the charterers that are unique to a particular voyage. We believe that the presentation of TCE adjusted is useful to investors because it presents the TCE earned in the relevant period based on the contracted charter rates, excluding the amortization of above/below market time charters attached to the vessels acquired. The Company's definition of TCE adjusted may not be the same as that used by other companies in the shipping or other industries.

Reconciliation of U.S. GAAP Financial Information to Non-GAAP measures

Net Income / Adjusted Net Income / (Loss) (1) (Expressed in thousands of U.S. Dollars)	Three Months Ended December 31,		Year Ended December 31,
	2013	2014	2013	2014
Net Income / (Loss)	$3,016	$(2,182)	$15,308	$2,623
Plus: Amortization of intangibles	1,578	1,415	6,403	5,802
Plus: Share-based compensation	566	547	2,067	2,247
Plus: Unrealized loss on derivatives	-	59	-	59
Minus: Gain from debt extinguishment	-	-	-	(6,435)
Minus: Fair value change of warrants	-	(169)	-	(1,274)
Adjusted Net Income / (Loss)	$5,160	$(330)	$23,778	$3,022

EBITDA / Adjusted EBITDA (1)
Net Income / (Loss)	$3,016	$(2,182)	$15,308	$2,623
Plus: Net Interest expense	1,977	1,600	8,295	7,062
Plus: Depreciation	3,815	3,815	15,136	15,136
EBITDA	$8,808	$3,233	$38,739	$24,821
Plus: Amortization of intangibles	1,578	1,415	6,403	5,802
Plus: Share-based compensation	566	547	2,067	2,247
Plus: Unrealized loss on derivatives	-	59	-	59
Minus: Gain from debt extinguishment	-	-	-	(6,435)
Minus: Fair value change of warrants	-	(169)	-	(1,274)
Adjusted EBITDA	$10,952	$5,085	$47,209	$25,220

Earnings / (Loss) per Common Share (Expressed in thousands of U.S. Dollars, except share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2013	2014	2013	2014
Net Income / (Loss)	$3,016	$(2,182)	$15,308	$2,623
Less: Cash payments to Series B-1 Preferred Shares	-	-	(1,077)	-
Less: Cash payments to Series C Preferred Shares	(515)	(515)	(735)	(2,062)
Less: Redemption of Series B-1 Preferred Shares	-	-	(2,063)	-
Less: Net Income / Loss attributable to non-vested share awards	(67)	66	(271)	(12)
Net Income / (Loss) available to common shareholders	$2,434	$(2,631)	$11,162	$549

Weighted average number of common shares, basic	24,433,067	30,218,023	23,587,529	28,636,900

Earnings / (loss) per common share, basic	$0.10	$(0.09)	$0.47	$0.02

Net Income / (Loss)	$3,016	$(2,182)	$15,308	$2,623
Less: Cash payments to Series B-1 Preferred Shares	-	-	(1,077)	-
Less: Cash payments to Series C Preferred Shares	(515)	(515)	(735)	(2,062)
Less: Redemption of Series B-1 Preferred Shares	-	-	(2,063)	-
Less: Net Income / Loss attributable to non-vested share awards	(67)	66	(271)	(12)
Plus: Cash payments to Series B-1 Preferred Shares, if converted to common shares	-	-	1,077	-
Net Income / (Loss) available to common shareholders	$2,434	$(2,631)	$12,239	$549

Weighted average number of common shares, diluted	24,433,067	30,218,023	26,720,680	28,636,900

Earnings / (loss) per common share, diluted	$0.10	$(0.09)	$0.46	$0.02

Adjusted Earnings / (Loss) per Common Share (1) (Expressed in thousands of U.S. Dollars, except share and per share data)	Three Months Ended December 31,		Year Ended December 31,
	2013	2014	2013	2014
Adjusted Net Income / (Loss)	$5,160	$(330)	$23,778	$3,022
Less: Cash payments to Series B-1 Preferred Shares	-	-	(1,077)	-
Less: Cash payments to Series C Preferred Shares	(515)	(515)	(735)	(2,062)
Less: Adjusted Net Income / Loss attributable to non-vested share awards	(124)	20	(521)	(21)
Adjusted Net Income / (Loss) available to common shareholders	$4,521	$(825)	$21,445	$939

Weighted average number of common shares, basic	24,433,067	30,218,023	23,587,529	28,636,900

Adjusted Earnings / (Loss) per common share, basic	$0.19	$(0.03)	$0.91	$0.03

Adjusted Net Income / (Loss)	$5,160	$(330)	$23,778	$3,022
Less: Cash payments to Series B-1 Preferred Shares	-	-	(1,077)	-
Less: Cash payments to Series C Preferred Shares	(515)	(515)	(735)	(2,062)
Less: Adjusted Net Income / Loss attributable to non-vested share awards	(124)	20	(521)	(21)
Plus: Cash payments to Series B-1 Preferred Shares, if converted to common shares	-	-	1,077	-
Adjusted Net Income / (Loss) available to common shareholders	$4,521	$(825)	$22,522	$939

Weighted average number of common shares, diluted	24,433,067	30,218,023	26,720,680	28,636,900

Adjusted Earnings / (Loss) per common share, diluted	$0.19	$(0.03)	$0.84	$0.03

(1)	The Company considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company's management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. The Company excluded non-cash items in relation to the amortization of intangibles, share-based compensation, unrealized gain / loss on derivatives, gain from debt extinguishment and fair value change of warrants to derive Adjusted EBITDA because the Company believes it provides additional information on the fleet operational results which may be useful to investors.

The Company excluded non-cash items in relation to the amortization of intangibles, share-based compensation, unrealized gain / loss on derivatives, gain from debt extinguishment and fair value change of warrants from net income / (loss) to derive to Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share. The Company believes that Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share provide additional information on the fleet operational results which may be useful to investors.

EBITDA, Adjusted EBITDA, Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share are items not recognized by U.S. GAAP and should not be considered as an alternative to net income / (loss), operating income / (loss), earnings / (loss) per share or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of EBITDA, Adjusted EBITDA, Adjusted Net Income / (Loss) and Adjusted EPS / (Loss) per share may not be the same as that used by other companies in the shipping or other industries.

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)
(Expressed in thousands of U.S. Dollars, except per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2013	2014	2013	2014

REVENUES:
Time charter revenues (1)	$17,249	$12,030	$71,305	$51,179
Commissions	(358)	(335)	(1,469)	(1,314)
Net Revenues	16,891	11,695	69,836	49,865

EXPENSES:
Voyage expenses	480	463	2,528	1,605
Vessels operating expenses (2)	4,655	4,571	17,995	18,270
Dry-docking expenses	-	-	1,010	2,314
Management fees charged by a related party	721	672	2,783	2,830
Depreciation	3,815	3,815	15,136	15,136
General and administrative expenses (3)	2,735	2,586	7,276	7,232
Other operating (income) / expense	(523)	315	(523)	511
Total Expenses	11,883	12,422	46,205	47,898

Operating income / (loss)	5,008	(727)	23,631	1,967

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,977)	(1,600)	(8,299)	(7,063)
Interest income	-	-	4	1
Unrealized loss on derivatives	-	(59)	-	(59)
Gain from debt extinguishment	-	-	-	6,435
Fair value change of warrants	-	169	-	1,274
Foreign currency (loss) / gain, net	(15)	35	(28)	68
Total other (expenses) / income, net	(1,992)	(1,455)	(8,323)	656

NET INCOME / (LOSS)	$3,016	$(2,182)	$15,308	$2,623

Other Comprehensive Income / (Loss)
Transfer of realized loss on cash flow hedges to "Interest and Finance Costs"	-	138	-	138
Unrealized gain / (loss) on cash flow hedges	6	(142)	568	8
Total Other Comprehensive Income / (Loss)	6	(4)	568	146

COMPREHENSIVE INCOME / (LOSS)	$3,022	$(2,186)	$15,876	$2,769

Earnings / (loss) per common share, basic	$0.10	$(0.09)	$0.47	$0.02
Earnings / (loss) per common share, diluted	$0.10	$(0.09)	$0.46	$0.02

Footnotes:
(1)	includes amortization of below and above market acquired time charters of $1,312 and $1,149 for the three months ended December 31, 2013 and 2014, respectively, and $5,347 and $4,746 for the year ended December 31, 2013 and 2014, respectively
(2)	includes amortization of other intangible assets of $266 for each of the three-month periods ended December 31, 2013 and 2014 and $1,056 for each of the years ended December 31, 2013 and 2014
(3)	includes share-based compensation of $566 and $547 for the three months ended December 31, 2013 and 2014, respectively, and $2,067 and $2,247 for the year ended December 31, 2013 and 2014, respectively

BOX SHIPS INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars)

	December 31, 2013	December 31, 2014
ASSETS
Cash and restricted cash (current and non-current)	$24,512	$14,566
Other current assets	7,189	7,455
Vessels and other fixed assets, net and other non-current assets	397,905	375,828

Total Assets	$429,606	$397,849

LIABILITIES AND STOCKHOLDERS' EQUITY
Total debt (1)	$179,550	$134,950
Total other liabilities	5,337	6,219
Total stockholders' equity	244,719	256,680

Total Liabilities and Stockholders' Equity	$429,606	$397,849

Footnotes:

(1)	Refer to Liquidity section, above